March 9, 2021

VIA EDGAR

Irene Barberena-Meissner
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ross Acquisition Corp II Registration Statement on Form S-1 File No. 333-252633

Ms. Barberena-Meissner:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Ross Acquisition Corp II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., New York, NY time, on March 11, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, approximately 1,700 copies of the preliminary prospectus dated March 8, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.
CREDIT SUISSE SECURITIES (USA) LLC
as representatives of the several underwriters

BOFA SECURITIES, INC.

By:	/s/ Philip Turbin
Name:	Philip Turbin
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jim Cronin
Name:	Jim Cronin
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]